SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2006

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to _________________

Commission file number 0-5151

A)	Full title of the plan and the address of the plan, if different from that of issuer named below:

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan

B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flexsteel Industries, Inc., P.O. Box 877, Dubuque, IA 52004-0877

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (Name of Plan)

Date: July 17, 2007	/s/ Timothy E. Hall
Timothy E. Hall Vice President, Chief Financial Officer, and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

July 16, 2007

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments:
Flexsteel Industries, Inc. common stock	$1,685,975	$1,972,554
Mutual funds	4,165,346	4,569,734
Common/collective trust fund	9,878,099	7,746,479
Investment contract	3,143,546	5,614,374
Pooled separate accounts	42,967,863	36,859,576

Total investments	61,840,829	56,762,717

EMPLOYER CONTRIBUTIONS RECEIVABLE	104,035	106,697

EMPLOYEE CONTRIBUTIONS RECEIVABLE	145,810	146,479

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	62,090,674	57,015,893

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT RESPONSIVE INSTRUMENT CONTRACTS	156,793	147,302

NET ASSETS AVAILABLE FOR BENEFITS	$62,247,467	$57,163,195

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Employee contributions	$2,006,820	$1,926,412
Employer contributions	1,285,817	1,271,954
Dividend and interest income	236,257	365,052
Net appreciation in fair value of assets (Note 3)	6,219,167	2,907,920
Transfers from other plans (Note 1)	43,249	65,732

Total additions	9,791,310	6,537,070

DISTRIBUTIONS	(4,704,200)	(3,745,777)

ADMINISTRATIVE EXPENSES	(2,838)	(1,688)

NET INCREASE	5,084,272	2,789,605

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	57,163,195	54,373,590

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$62,247,467	$57,163,195

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following description of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all salaried employees of Flexsteel Industries, Inc. (the “Company”) who have reached the age of 21 and have completed one year of service. Participation is voluntary. The Plan administrator controls and manages the operation and administration of the Plan. Assets of the Plan are held by the Principal Life Insurance Company (the “Custodian”), except for the Flexsteel Industries, Inc. common stock fund that is held by the American Trust & Savings Bank of Dubuque, Iowa (the “Trustee”). A committee appointed by the Board of Directors of the Company administers the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Transfers — During the years ended December 31, 2006 and 2005, the Plan received transfers from other company benefit plans totaling $43,249 and $65,732, respectively, related to certain employee job classification changes.

Contributions and Vesting — The Plan allows eligible employees to elect to have from 1% to 50% (sales personnel are subject to a 6% maximum) of their basic pretax pay contributed to the Plan. Employee contributions are by law subject to a maximum of $15,000 in calendar year 2006. The Company contributes an amount equal to 25% of the first 4% of pay the employee contributes. Participant and Company basic contributions are 100% vested. The Company, at its option, may also contribute additional amounts to be allocated among all participants based on the participants’ pay; such additional discretionary contributions vest over seven years (20% after three years, 40% after four years, 60% after five years, 80% after six years, and 100% after seven years). Discretionary Company contributions may be made in either cash or Company stock, at the Company’s discretion. In addition, the Company contributes 4% of pay up to the social security limit and 6% of pay in excess of this limit on a monthly basis. Forfeited balances of terminated participants may first be applied to pay expenses, which would otherwise be paid by the Company. Forfeitures not used to pay expenses shall be applied to reduce future company contributions. In 2006 and 2005, forfeitures totaled $41,117 and $14,479, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Company’s contribution and allocations of Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. Allocations are based on compensation, participant investment elections, and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Plan participants direct their contributions to any of the 19 investment accounts available. The investment option in the Guaranteed Interest Account is not benefit responsive. Participants may not be able to transact at contract value for transactions such as investment transfers, early withdrawals or termination. The Guaranteed Interest Account is presented at fair market value of $3,143,546 and $5,614,374 as of December 31, 2006 and 2005, respectively. The contract value of the Guaranteed Interest Account was $3,204,196 and $5,725,074 as of December 31, 2006 and 2005, respectively.

Payment of Benefits — Distributions of benefits are paid upon retirement, death, disability, and in certain hardship cases. Distributions, in certain cases, may also occur on termination of the Plan or disposition of substantially all of the Company’s assets to another entity. Otherwise, benefits will be distributed on the later of the date the participant attains age 65, the tenth anniversary of the participant’s entry date, or the date the participant ceases to be an employee. If a participant’s vested account balance has never exceeded $1,000, the entire vested account balance shall be payable as a single lump sum upon retirement, death, or termination. For participants whose vested account balance exceeds $1,000, benefits are paid in an automatic form unless an optional form has been selected by the participant or their beneficiary.

Automatic Forms — The automatic form of retirement benefits shall be in the form of an immediate survivorship life annuity with installment refund for participants with a spouse or a single life annuity with installment refund for participants without a spouse.

The automatic form of death benefits shall be: (1) a qualified preretirement survivor annuity for participants who have a spouse to whom they have been continuously married throughout the one-year period ending on the date of their death, or (2) a single-sum payment to the participant’s beneficiary for participants who do not have a spouse who is entitled to the qualified preretirement survivor annuity.

Optional Forms — The optional forms of death benefits are a single-sum payment and any annuity that is an optional form of retirement benefit. However, the full flexibility option shall not be available if the beneficiary is not the spouse of the deceased participant.

The optional forms of retirement benefits shall be: (1) straight life annuity; (2) single life annuities with certain periods of 5, 10, or 15 years; (3) single life annuity with installment refund; (4) survivorship life annuities with installment refund and survivorship percentages of 50%, 66-2/3%, or 100%; (5) fixed period annuities; (6) a series of installments chosen by the participant with a minimum payment each year beginning with age 70-1/2 (full flexibility option); or (7) single-sum payment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. The fair values of the pooled separate accounts are valued based on the quoted market prices of the underlying investments. The fully benefit-responsive Stable Value Select Fund is stated at fair value and then adjusted to contract value. Fair value of the Stable Value Select Fund is determined based on the audited financial statements of the Fund. The fair values of the conventional investment contracts are based on discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets are The Guaranteed Investment Contract is not fully benefit responsive and is stated at fair value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Expenses — Certain administrative expenses of the Plan, such as contract administration, recordkeeping, and transaction fees, are paid by the Plan. Certain other administrative fees of the Plan are paid by the Company. Administrative expenses charged to the Plan were not significant. Expenses paid by the Company were $55,490 and $55,954 for the years ended December 31, 2006 and 2005, respectively.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets for the years ended December 31, 2006 and 2005, were as follows:

	2006	2005

Principal Guaranteed Interest Account*	$3,143,546	$5,614,374
Principal Private Market Bond and Mortgage Account*	5,136,187	4,660,303
Principal Large Cap Stock Index Fund*	14,964,809	13,720,838
Principal Small Company Blend Stock Fund*	6,253,056	6,403,654
Principal Diversified International Separate Account*	6,852,967	5,107,907
Principal Stable Value Select Fund*	10,034,891	7,893,781

* Denotes party-in-interest

The net appreciation (depreciation) in the fair value of investments for the years ended December 31, 2006 and 2005, was as follows:

	2006	2005

Flexsteel Industries, Inc. common stock	$(199,978)	$(512,586)
Guaranteed interest account	145,734	274,632
Mutual funds	166,458	226,935
Common/collective trust funds	348,675	258,148
Pooled separate accounts	5,758,278	2,660,791

	$6,219,167	$2,907,920

4.	RELATED-PARTY TRANSACTIONS

At December 31, 2006, the Plan held 134,020 shares of common stock of Flexsteel Industries, Inc., the sponsoring employer. During 2006, the Plan recorded dividend income of $0.52 per share.

Certain Plan investments are managed by Principal Life or its affiliates. Principal Life is the custodian as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions.

The above transactions are exempt party-in-interest transaction reporting.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 27, 2002, that the Plan qualifies under the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is not subject to tax under current tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, as a result, no provision for income taxes is believed necessary.

7.	BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The following is a reconciliation of net assets available for benefits per the financial statements to the  Form 5500 as of December 31, 2006.

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$62,247,467
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(156,793)

Net assets available for benefits per the Form 5500 — at fair value	$62,090,674

For the year ended December 31, 2006, the following is a reconciliation of the increase in net assets per the financial statements to net income per Form 5500.

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$5,084,272
Adjustment from contract value to fair value for fully benefit-responsive wrap contracts	(156,793)

Net income per Form 5500	$4,927,479

******

SUPPLEMENTAL SCHEDULES

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Current Value

Common Stock — Flexsteel Industries, Inc. common stock (1)	$1,685,975
Mutual Funds:
Vanguard Explorer Fund	2,077,548
American Funds Growth Fund of America	2,087,798
Principal Life Insurance Company (2):
Guaranteed Interest Account (interest rate ranges: 4.89%–4.93%)	3,143,546
Stable Value Select Fund	9,878,099
Pooled Separate Accounts:
Money Market Account
Private Market Bond and Mortgage Account	5,136,187
Large Cap Stock Index Fund	14,964,809
Large Company Blend Account	24,060
Mid Cap Stock Index Fund	2,660,888
Small Company Blend Stock Fund	6,253,056
Large Cap Value Account	2,331,331
Diversified International Separate Account	6,852,967
Lifetime Strategic Income Account	415,994
Lifetime 2010 Account	1,846,768
Lifetime 2020 Account	1,508,801
Lifetime 2030 Account	412,175
Lifetime 2040 Account	318,111
Lifetime 2050 Account	242,716

TOTAL	$61,840,829

(1)   Flexsteel Industries, Inc., the Plan Sponsor, is known to be a party-in-interest.

(2)   Principal Life Insurance Company, the Custodian, is known to be a party-in-interest.